UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PEERLESS SYSTEMS CORPORATION
(Name of Subject Company (Issuer))

MOBIUS ACQUISITION Merger Sub, inc.

a wholly owned subsidiary of

mobius acquisition, LLC

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

705536100
(CUSIP Number of Class of Securities)

Lodovico de Visconti
Managing Director
650 Smithfield Street, Suite 705
Pittsburgh, Pennsylvania 15222
(412) 281-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Ronald W. Frank

Nicholas A. Bonarrigo

Reed Smith LLP

225 Fifth Avenue, Suite 1200
Pittsburgh, Pennsylvania 15222

(412) 288-3131

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$21,506,548	$2,499.06

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 3,072,364 shares of common stock, $0.001 par value per share, of Peerless Systems Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing as of December 22, 2014 (i) 2,701,364 Shares issued and outstanding (including 70,066 shares of restricted stock), and (ii) 371,000 Shares issuable upon the exercise of outstanding options, multiplied by (b) the offer price of $7.00 per Share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,499.06.	Filing Party:	Mobius Acquisition, LLC.
Form or Registration No.:	Not applicable.	Date Filed:	January 13, 2015.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on January 13, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), which relates to the tender offer (the “Offer”) by Mobius Acquisition Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Mobius Acquisition, LLC (“Parent”), a Delaware limited liability company, to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Peerless Systems Corporation, a Delaware corporation (“Peerless”), at a price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Amendment No. 1 is being filed on behalf of Parent and Purchaser. Capitalized terms used and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Offer to Purchase.

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and 11 in the Schedule TO, and is supplemented by the information specifically provided in this Amendment No. 1.

This Amendment No. 1 is being filed to amend and supplement Items 1, 4, 8, 11, and 12 as reflected below.

Items 1, 4, 8 and 11.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at the end of the day, immediately after 11:59 pm Eastern Time on February 11, 2015. The Depositary has advised us that 1,839,051 Shares were validly tendered and not properly withdrawn (not including 1,089 Shares tendered pursuant to notices of guaranteed delivery). The number of Shares tendered (excluding Shares delivered pursuant to notices of guaranteed delivery for which certificates were not yet delivered) satisfies the Minimum Tender Condition, and all Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

Accordingly, Purchaser intends to merge with and into Peerless, without a meeting of the stockholders of Peerless in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Peerless continuing as the surviving corporation and thereby becoming a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of Peerless or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist) will be automatically canceled and shall cease to exist and shall thereafter represent only the right to receive $7.00 per Share, without interest, but subject to any required withholding of taxes. As a result of the Merger, Peerless will cease to be a publicly traded company on NASDAQ.”

Item 12.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit:

(a)(5)(B)	Press Release of LCV Capital, dated February 12, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015	mobius acquisition, LLC

	By:	/s/ Lodovico de Visconti
	Name:	Lodovico de Visconti
	Title:	Managing Member

MOBIUS ACQUISITION merger sub, inc.

By:	/s/ Lodovico de Visconti
Name:	Lodovico de Visconti
Title:	Chief Executive Officer